January 2, 1999

Mr. Darrell Kosakewich
Box 2321
Camrose, ALBERTA


Dear Sir:
                      Re: Consulting Agreement

This letter will serve to confirm your agreement with Micron Enviro Systems Inc. to enter into a formal consulting agreement containing the following terms and conditions:

     Remuneration:       $2,500 per month

     Term:               3 Years

     Termination:        By the Company on 60 days notice in writing

     Expenses:           As prior approved by the Company

     Reporting:          As required by the Company President

     Duties: Research and development of existing products and natural extension of products
                         Responding to and maintaining patent applications Supervision, on an as required basis, the production process

     Confidentiality:    Industry standard  confidentiality  and non-competition
                         agreement including a period of 5 years subsequent to termination

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As discussed the Board of Directors will take under  consideration  the question of availability of stock options for you as a consultant.


If the foregoing meets with your approval, please sign your name at the foot hereof. The formal agreements will be prepared and we can execute them at your leisure.


Yours truly,
per Micron Enviro Systems Inc.






/s/ Rod Hope
Rod Hope
President




I, Darrell Kosakewich, hereby agree to the foregoing this 6 day of January, 1999

                                                              /s/ D. Kosakewich


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